UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 11, 2023, Imperial Petroleum Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a registered direct offering (the ‘Offering”) 8,499,999 units (“Units”), each unit consisting of one share of common stock, par value $0.01 per share (a “Common Share”), of the Company, or one pre-funded warrant (a “Pre-Funded Warrant”) to purchase a Common Share at an exercise price of $0.01 per Common Share in lieu of one Common Share, and one Class E Warrant (a “Class E Warrant”) to purchase one Common Share, at an exercise price of $2.00 per Common Share, at a purchase price of $2.00 per Unit including a Common Share and Class E Warrant and a purchase price of $1.99 per Unit including a Pre-Funded Warrant and Class E Warrant. The Offering is expected to close on August 15, 2023, subject to the satisfaction of customary closing conditions.

The Units described above are being offered and sold pursuant to a registration statement on Form F-3 (File No. 333-268663), which was filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2022 and was declared effective by the Commission on December 15, 2022.

The aggregate gross proceeds to the Company from the Offering, before placement agent fees and estimated expenses payable by the Company, will be approximately $17.0 million.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Placement Agency Agreement.

Attached to this report on Form 6-K as Exhibit 1.2 is a copy of the Securities Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Class E Warrant.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the Pre-funded Warrant.

Attached to this report on Form 6-K as Exhibit 5.1 is a copy of the Opinion of Reeder & Simpson LLP, P.C.

Attached to this report on Form 6-K as Exhibit 5.2 is a copy of the Opinion of Goodwin Procter LLP.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated August 11, 2023 titled “Imperial Petroleum Inc. Announces Pricing of Approximately $17.0 Million Registered Direct Offering”.

EXHIBIT INDEX

1.1	Form of Placement Agency Agreement.

1.2	Form of Securities Purchase Agreement.

4.1	Form of Class E Warrant.

4.2	Form of Pre-funded Warrant.

5.1	Opinion of Reeder & Simpson LLP, P.C.

5.2	Opinion of Goodwin Procter LLP.

99.1	Press Release, dated August 11, 2023.

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This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663) filed with the SEC on December 2, 2022, including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2023

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer

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